
SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH. D.C.
186
SECTION



SI 07001020 IMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-20851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trade Manage Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street
(No. and Street)

Saddle Brook (City) NJ (State) 07663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Goldman 201-587-2424
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Glicklin, CPA
(Name – *if individual, state last, first, middle name*)

1600 Front Street (Address) East Meadow (City) NY (State) 11554 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Manage Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President /CEO

Title



Notary Public

RONNIE GLICKLIN
Notary Public, State of New York
No. 4969061
Qualified in Nassau County
Commission Expires July 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Independent Auditor's Report

To the Board of Directors and Stockholders of
Trade Manage Capital, Inc.

I have audited the accompanying Statement of Financial Condition of Trade Manage Capital, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Glicklin, CPA
February 20, 2007


CPA

Trade Manage Capital, Inc.
Statement of Financial Condition
As of December 31, 2006

Exhibit A

Assets

Cash		$1,066,555.44
Accounts Receivable-Clearance Account		38,636.07
-Other		102,808.10
Fixed Assets at Cost - Net of Accumulated Depreciation		1,192.65
Loans Receivable from Non Customers		149,651.97
Other Assets - Prepaid Expenses & Security Deposits		53,693.34
Total Assets		$1,412,537.57

Liabilities and Stockholders Equity

Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities		$661,301.19
Stockholders Equity		
Capital Stock Issued	$2,725,571.34	
Additional Paid In Capital	164,000.25	
Retained Earnings Per Exhibit C	(1,514,957.03)	
Total	$1,374,614.56	
Less: Cost of Treasury Stock	(623,378.18)	
Total Stockholders Equity		751,236.38
Total Liabilities & Stockholders Equity		$1,412,537.57

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Income
For the Calendar Year 2006

Exhibit B

Revenues		
Commissions		$10,157,293.13
Miscellaneous Income		40,461.30
Interest & Dividends on Money Market Accounts		24,238.19
Total Revenues		$10,221,992.62
Expenses		
Commissions, Employees' Compensation & Benefits (Schedule B-1)	$5,454,146.43	
Selling, General & Administrative Expenses (Schedule B-2)	1,269,921.63	
Regulatory Expenses (Schedule B-3)	56,353.98	
Total Expenses		6,780,422.04
Net Income Before Federal Income Taxes		$3,441,570.58
Less: Provision For Federal Income Taxes		0.00
Net Income (Note 5)		$3,441,570.58

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Commissions, Employees Compensation & Benefits
For The Calendar Year 2006

Schedule B-1

Employees' Salaries & Bonuses Etc.	$2,744,233.98
Officers' Salaries & Bonuses	2,311,832.86
Payroll Taxes	226,523.83
Employees' Pension Fund (Note 2)	102,000.00
Employees' Group Insurance & Medical Benefits	69,555.76
Total	$5,454,146.43

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Selling, General & Administrative Expenses
For the Calendar Year 2006

Schedule B-2

Data Services Quotes etc.	$822,068.53
Computer & Internet Expenses	51,225.84
Rent (Note 3)	114,413.52
Advertising	33,337.22
Travel, Entertainment & Business Promotion	13,543.23
Telephone & Utilities	39,704.13
Depreciation Of Fixed Assets	1,232.00
Office Supplies & Expenses etc.	47,891.89
Insurance (Note 4)	14,521.76
Exchange Fees	37,816.62
Interest Expense	5,166.87
State Income & Franchise Taxes	25,044.00
Error Expense	10,431.17
Account Fees, Floor Brokerage Etc.	4,838.83
Charitable Contributions	35,590.00
Professional Fees	7,544.42
Repairs & Maintenance	5,551.60
Total	$1,269,921.63

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Regulatory Fees & Expenses
For the Calendar Year 2006

Schedule B-3

N A S D Expenses , Licenses & Filing Fees Etc.	$46,703.98
Accounting & Auditing	9,650.00
Total	$56,353.98

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Retained Earnings
For the Calendar Year 2006

Exhibit C

Balance - Beginning of Year	$704,473.54
Add: Net Income Per Exhibit B	3,441,570.58
Less: Distributions to Shareholders	(5,661,001.15)
Balance - End of Year	($1,514,957.03)

Statement of Changes in Stockholders Equity
For the Calendar Year 2006

Exhibit D

Balance - Beginning of Year	$1,014,662.26
Add: Net Income Per Exhibit B	3,441,570.58
Capital Stock Issued	2,147,571.59
Distributions to Shareholders	(5,661,001.15)
Capital Stock Redeemed	(191,566.90)
Balance - End of Year	$751,236.38

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Cash Flows
For the Calendar Year 2006

Exhibit E

Cash Flows From Operating Activities		
Net Income Per Exhibit B		$3,441,570.58
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease in Accounts Receivable	$177,319.00	
Increase in Prepaid Expenses & Security Deposits Etc.	(22,065.80)	
Increase in Accounts Payable, Accrued Expenses etc	92,322.70	
Depreciation	1,232.00	
Total Adjustments		248,807.90
Net Cash Provided By Operating Activities		$3,690,378.48
Cash Flows From Financing Activities		
Capital Stock Issued	$2,147,571.59	
Net Increase in Loans Receivable	(113,846.79)	
Capital Stock Redeemed	(191,566.90)	
Distributions to Shareholders	(5,661,001.15)	
Net Cash Used in Financing Activities		(3,818,843.25)
Decrease in Cash		($128,464.77)
Cash at Beginning of Year		1,195,020.21
Cash at End of Year		$1,066,555.44
Supplemental Disclosure of Cash Flow Information:		
State Income Tax Payments During the Year		$36,555.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation of Net Capital
As of December 31, 2006

Schedule 1

Total Stockholders Equity - Exhibit A		$753,492.38
Less: Non Allowable Assets Included In Exhibit A		
Prepaid Expenses & Security Deposits	$53,693.34	
Fixed Assets	1,192.65	
Loans Receivable From Non Customers	149,651.97	
Total Non Allowable Assets		204,537.96
Net Capital Before Haircuts on Securities Positions		$548,954.42
Less: Haircuts on Securities & Money Market Funds		(8,724.00)
Net Capital		$540,230.42

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3
As of December 31, 2006

Schedule 2

Not Applicable*

Information Relating to the Possession or Control Requirements Pursuant to Rule 15C3-3
As of December 31, 2006

Schedule 3

Not Applicable*

*The above Schedules numbered 2 and 3 are not applicable since the Corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared through Pershing LLC.

Trade Manage Capital, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2006

Schedule 4

Net Capital Per Schedule 1	$540,230.42
Net Capital Per Form X17A-5 Unaudited Focus Report	812,417.00
Difference - Decrease	($272,186.58)
The Above Difference is Reconciled as Follows:	
Net Decreases in Cash & Accounts Receivable	($4,940.00)
Net Increase in Accrued Expenses & Taxes Payable	(267,246.58)
Total Difference	($272,186.58)

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation of Aggregate Indebtedness & Percentage of
Aggregate Indebtedness to Net Capital
As of December 31, 2006

Schedule 5

Aggregate Indebtedness Liabilities	
Accrued Expenses & Taxes Payable (Exhibit A)	$661,301.19
Total Aggregate Indebtedness	$661,301.19
Percentage of Aggregate Indebtedness to Net Capital	123.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Notes to Financial Statements
December 31, 2006

Note 1 - Date of Incorporation and Nature of Firm's Business

The company was incorporated in New York State on June 1, 1976 under the name of Yamner & Co., Inc. Its name was changed to Trade Manage Capital, Inc. by amendment dated March 31, 2005.
The company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD)
During the month of November 2005 all of the original stock certificates titled in the name of Yamner & Co., Inc. were voided and replaced with new certificates in the name of Trade Manage Capital, Inc.

Note 2 - Employee Pension Fund

The corporation adopted a Pension Fund for the benefit of its employees during the month of December 1981.
Said Fund was discontinued for the calendar year 2001 and the corporation replaced it with a 401(K) Plan for the benefit of its employees. Contributions have been made to this plan by Trade Manage Capital, Inc. for the calendar year 2006 in the amount of $102,000.

Note 3 - Rent

The corporation rents offices at 299 Market Street, Saddle Brook, New Jersey, pursuant to a lease starting December 1, 2000 and ending November 30, 2005. The lease was renewed for the term of one year ending November 30, 2006 and subsequently renewed for an additional 13 months ended December 31, 2007.
This lease has a base rent of $88,145 per annum to be paid in equal monthly installments of $7345.42 plus a prorate share of all real estate tax increases above the base year 2001 plus an increase in operating costs.

Pursuant to a lease dated October 2006, the corporation rents office space at 280 North Midland Avenue, Saddle Brook, New Jersey for an emergency back up facility and ancillary offices. This lease is for five years commencing November 1, 2006 and ending October 31, 2011 at a fixed annual rent of $44,880.00 plus 2.0646% of the municipal real estate taxes.

Note 4 - Insurance

As a member of the NASD, the corporation obtained a Securities Dealer Blanket Bond from the National Union Fire Insurance Company of Pittsburgh, PA, effective February 3, 1983. The policy has been renewed for the year November 1, 2006-2007. Said policy has a limit of liability amounting to $1,000,000.00 and it is subject to a loss deductible of $10,000.00.
The total premium applicable to the year 2006 is reflected in Insurance Expense on Exhibit B.
The corporation is a member of the Securities Investors Protection Corporation. Assessments paid to said corporation are included in Insurance Expenses on Exhibit B.

Note 5 - Net Income

The Corporation elected to be treated as a Small Business Corporation for Federal and State Income Taxes effective with the tax year beginning January 1, 2000. Accordingly, no provision is made herein for Federal Income Taxes, although appropriate State Income and Franchise Taxes are included in Schedule B-2.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Report on Internal Control Required by SEC Rule 17 s-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Trade Manage Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Trade Manage Capital, Inc., for the year ended December 31, 2006, considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess Margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial


CPA

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Arthur Glicklin, CPA
East Meadow, NY
February 20, 2007


CPA

END